Fourth Quarter & FY 2009
Earnings Presentation
March 31, 2010

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-
looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’
‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended
 December 31, 2009
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted
 EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

(In $ 000's)	FY 2009	FY 2008	% Change
Revenues	$220,529	$303,575	-27%
Adjusted EBITDA [1] [2]	$57,129	$105,140	-46%
Net Income as reported [1]	($39,838)	$47,523	
EPS as reported (In $)	($1.35)	$1.48	
Adjustments to Net Income as reported			
Non-cash (Gains) Losses on FFAs [3]		(11,719)	
Provision for Income Tax on Exchange Variance	5,606	(4,979)	-
Non-Cash Loss on write-down of vessels	25,000	-	-
Adjusted Net Income	($9,232)	$30,825	-
Adjusted EPS	($0.31)	$0.96	-

Ultrapetrol’s FY 2009 Highlights
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Please refer to our 20-F filed March 17, 2009, with US SEC for a full disclosure on Non-Cash Losses on FFAs
➢ On August 7, 2009, we received delivery of our PSV UP Rubi which subsequently entered into a 4-year contract with Petrobras
➢ Our Capesize vessel Princess Susana was sold and subsequently delivered on December
10, 2009
➢ On December 18, 2009, we entered into a contract to sell our Princess Nadia which was delivered on January 28, 2010
➢ Our Net Income in FY 2009 includes a non-cash loss of $25.0 million corresponding to an impairment of the book value of our Princess Marisol
➢ The new yard for building barges was inaugurated on December 15, 2009 and is now fully operational

ULTRAPETROL

(In $ 000's)	Q4 2009	Q4 2008	% Change
Revenues	$49,360	$71,432	-31%
Adjusted EBITDA [1] [2]	$7,634	$23,035	-67%
Net Income as reported [1]	($36,186)	$3,405	
EPS as reported	($1.23)	$0.11	
Adjustments to Net Income as reported			
Income Tax on Exchange Variance Provision	538	($3,420)	
Non-Cash Loss on write-down of vessels	25,000		
Adjusted Net Income	($10,648)	($15)	
Adjusted EPS	($0.36)	$0.00

(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
Ultrapetrol’s 4Q 2009 & Subsequent Events Highlights
➢ Fully drew down BNDES 17-year loan facility on December 10, 2009: $18.7 million at a 3%
fixed interest rate to partially post-finance the construction of our PSV UP Rubi
➢ Our three PSVs, UP Topazio, UP Esmeralda and UP Safira operating in the North Sea were repositioned to Brazil and delivered to Petrobras. All our existing PSVs are currently operating in the Brazilian offshore market for Petrobras on long term TC at attractive rates
➢ Remaining passenger vessel, Blue Monarch, was sold and subsequently delivered to buyers on February 5, 2010
➢ On February 17, 2010 we entered into an MOA whereby we agreed to sell our Capesize vessel, Princess Marisol

River
Business

ULTRAPETROL

(In $ 000's)	FY 2009	FY 2008	% Change	4Q 09	4Q 08	% Change
Volumes (In Metric Tons)	3,021,086	4,327,169	-30%	501,135	804,654	-38%
Revenues	$79,477	$126,425	-37%	$15,952	$25,750	-38%
Voyage Expenses	(36,566)	(66,782)	-45%	(7,842)	(13,921)	-44%
Running Costs	(29,285)	(37,012)	-21%	(6,499)	(9,893)	-34%
G&A	(9,581)	(9,475)	1%	(2,463)	(2,685)	-8%
Other operating Income (expense)	208	2,182	-90%	265	1,470	-82%
Non-controlling interest	(48)	(268)	-82%	(70)	(150)	-53%
Other net	(872)	(629)	39%	(206)	(178)	16%
Segment EBITDA	$3,333	$14,441	-77%	($863)	$393	-320%

River Business FY 2009 & 4Q 09 Highlights
▪ Paraguayan soybean production suffered in 2009 the
worst drought in the last 50 years
▪ Lower volumes in Q4 09 due to low water levels of the
Paraguay River à No shipments of iron ore in 4Q 08
✓ During 2009 through company-wide efforts Running Costs (which are relatively fixed and not sensitive to cargo volumes) were reduced but not proportionally to volume reductions
30% reduction in volumes
transported in 2009

FY 2009 vs FY 2008 - Breakdown per Ton Transported
➢ Freight rates decreased mostly as a consequence of fuel price adjustments which are neutral (pass-through)
to our earnings
➢ Despite much lower volumes, average freight levels per ton remained unaltered (actually increased by $0.12 per ton)
➢ Our average running costs per ton increased by 15% despite volume reduction of 30% as a result of adjustments in fixed costs to adapt to lower volumes available
➢ The increase in costs on a per ton basis we have experienced in 2009 reflects mainly the effect of the fixed cost component of expenses in our River Business
(In $ / Ton)	FY 2009	FY 2008	Difference
Average Freight Rate	23.74	27.53	-13.8%
Difference	-3.79
	Of which
Fuel adjustment explains	-$3.91, or 103.3%
Average price increases and cargo mix explain	$0.12, or -3.3%

Increase in Running Costs	$1.28 or 15%

ULTRAPETROL

Paraguayan Seeded Area & Production (1)
Million Hectares & Ton
8
7
6
5
4
3
2
1
0
2.4
5.9
2.7
6.9
2.6
3.9
2.7
7.0
2007
2008
2009
2010
Seeded Area
Production

INTERNATIONAL FINANCE

Americas' Soy Harvest Booms

River Business Outlook

✓ Our River Business operates the largest and most modern fleet in Hidrovia. Our fleet was repaired during 2009
✓ More efficient cost structure will allow higher margins as volume level increases
✓ New yard for building barges has been completed and is now in production à Most modern of its kind and unique in South America. The only company in Hidrovia capable of adding capacity in a cost efficient way
✓ Re-engining process is underway à Our first two pushboats with new, high-powered engines will be operational in Q2 10. Engines will consume heavy fuel which is 30.4%(2) cheaper on average. We will initially re-engine and re-power 11 of our main pushboats
✓ Soy production for Paraguay is estimated to be 7.0 million tons in 2010 à Increase of almost 80% with respect to FY 2009
Ready for 2010
(1) Source: USDA Foreign Agricultural Service
(2) Source: Platts Latin American Wire
Record Crop Expected
Wall Street Journal - March 22, 2010
+ 3.1 MT
“Increased planted area and favorable weather is
expected to push output up 20% from Paraguay’s
previous record, set in 2007-08”

ULTRAPETROL

Revenues
EBITDA
EBITDA Margin
Revenues & EBITDA (In Millions)
EBITDA Margin (In %)
140
120
100
80
60
40
20
0
25%
20%
15%
10%
5%
0%
79.1
18.5
23.4%
93.9
18.2
19.4%
126.4
17.7
14.0%
101.0
19.1
18.9%
2006
2007
2008
Pro-Forma

River Business Outlook
• Pro-Forma Assumptions:
✓ Pro-Forma EBITDA Margin: Average of 06-08 Actual Segment EBITDA Margin
ie: 18.9%
✓Pro-Forma Freight per Ton: Average of 06-08 Actual RB Average Freight Rate
per Ton ie: $23.5 per ton
✓ Pro-Forma volume transported: Equal to 2008 ie: 4.3 Million Tons

Offshore
Supply
Business

ULTRAPETROL

(In $ 000's)	FY 2009	FY 2008	% Change	4Q 09	4Q 08	% Change
Revenues	$35,419	$43,907	-19%	$9,635	$10,727	-10%
Voyage Expenses	(3,169)	(1,902)	67%	(509)	(455)	12%
Running Costs	(18,172)	(16,719)	9%	(6,052)	(3,943)	53%
G&A	(7,245)	(7,879)	-8%	(2,654)	(2,667)	0%
Other operating Income	0	2,368	-100%	0	84	-100%
Non-controlling interest	90	(1,229)		116	(365)	
Net Gains on derivatives	241	2,954	-92%	0	2,954	-100%
Other net	43	25	72%	42	(1)	
Segment EBITDA	7,207	21,525	-67%	$578	$6,334	-91%

Offshore Supply Business FY 2009 & 4Q 09 Highlights
➢ Our revenues in 2009 decreased 19% mainly as a result of lower earnings of our vessels operating in the North Sea. Average Spot rate in the North Sea decreased 64%, from £22,146 in 2008 to £8,012 in
2009(1)
➢ Our three vessels operating in the North Sea UP Topazio, UP Esmeralda and UP Safira were positioned in Brazil in 3Q 09 and 4Q 09 and chartered to Petrobras for 3-year term contracts at attractive rates
➢ Increase in voyage expenses resulted mainly from the repositioning of our vessels from the North
Sea to Brazil and the contractual penalty associated with the late delivery of our UP Rubi to Petrobras which was delivered into her 4-year time charter on August 18, 2009. This penalty corresponds to the entire duration of the charter but the full impact is accounted for in 2009 under voyage expenses
➢ Our vessels UP Agua-Marinha and UP Diamante, were also recently re-chartered during 3Q 09 to
Petrobras for 3 additional years at significantly higher rates than those at which they had been operating for the past two years
➢ 4Q 08 EBITDA included approximately $3.0 million of non-cash gains on account of mark to market of foreign currency (British pounds) hedges which were meant to cover 2009 pound revenues
(1) Source: ODS - Petrodata

ULTRAPETROL

40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
British Pounds / Day
Jan
Mar
May
Jul
Sep
Nov
2007
2008
2009 & Jan/Feb 2010

35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / Day
$23,650
$25,916
$22,289
$28,961
FY 08
FY 09
4Q 08
4Q 09

Offshore Supply Business FY 2009 & 4Q 09 Overview
Six vessels in Operation:
(1) Company calculations / data
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
Our 6 PSVs are now operating in Brazil for
Petrobras on 3-4 year term contracts with
time charter values in line with average
rates of our Brazilian fleet in the 4Q 09
➢ The North Sea market experienced lower spot rates during 2009
North Sea Spot Rates
➢ UP Brazil Fleet Daily Average Time Charter (1) (2)
Our 3 vessels operating in the NS market
were re-positioned to Brazil towards the
end of FY 2009
£ 10,562
£ 10,000
£ 35,900
£ 34,604
Source: Seabreeze, February 2010
Feb 10
Average 08: £ 22,146
Average 09: £ 8,012

ULTRAPETROL

Gross Profit Contribution ($ 000's)
30,000
25,000
20,000
15,000
10,000
5,000
0
$25,286
$14,078
$25,407
FY 2008
FY 2009
Pro-Forma

Offshore Supply Business Outlook - GPC
(1) Gross Profit Contribution = Revenues minus Voyage Expenses minus Running Costs
(2) Gross Profit Contribution of vessels can be affected by the devaluation of Brazilian Real against US Dollar
(3) The $1.5 million penalty associated to the late delivery of the UP Rubi has not been included in the Pro-Forma calculation as part of the Voyage Expense
Gross Profit Contribution (1) (2)
• Pro-Forma Assumptions:
✓ 6 vessels operational in Brazil
✓ At same average gross rates as obtained by Brazilian fleet operating in 4Q 09
($28,961 / day minus $2,600 / day of tax retentions)
✓ At same average Running Costs and Voyage Expenses as incurred by
Brazilian fleet operating in 4Q 09
✓ Pro-Forma annualized basis for 6 vessels = GPC of $25.4 million
(3)

Six vessels under construction
Offshore Supply Business Outlook
✓ Petrobras’ Oil Production in Brazil for 2009 was 2.0 mm bpd. Expected increase in Oil
Production of 31% and 91% by 2013 and 2020 (1) à Iraq's oil production in 2008 was 2.4 mm bpd(2)
✓ Pre-Salt discoveries nearly doubled level of reserves in Brazil
✓ Latest 5-year Petrobras investment plan - 2009-2013: $174.4 B à an increase of 55%
over 2008 investment plan. From this figure $36.6 B is expected to be invested in E&P (of which $28.0 B will in turn be invested in pre-salt projects)
▪ Well positioned for growth in Brazil and the rest of the world à Deep sea E&P worldwide will require very modern equipment
(1) Source: Petrobras - Plano de Negocios 2009 - 2013
(2) Source: U.S. Energy Information Agency
(3) Deliveries have been delayed therefore these dates should not be considered as final
2Q 10
3Q 10
4Q 10
1H 11
2H 11
UP Jasper
UP Turquoise
2 PSVs
1 PSV
Bharati V-381
2 PSVs
Bharati V-382
 Bharati V-386
1 PSV
Bharati V-387
UP Jasper and UP Turquoise (Chinese-built): Launched
V-381 / V-382 / V-386 (Indian-built): Keel laid
V-387 (Indian-built): Steel cutting progressing
Delivery dates (informed by Yards) (3)
CHINA
INDIA

ULTRAPETROL

Vessel	Deck Area	Year Built	Market	Contract	Approx. Expiry
UP Safira	840 m^2	2005	Brazil	Time Charter	Feb-13
UP Esmeralda	840 m^2	2005	Brazil	Time Charter	Feb-13
UP Topazio	840 m^2	2006	Brazil	Time Charter	Sep-12
UP Agua-Marinha	840 m^2	2006	Brazil	Time Charter	Aug-12
UP Diamante	840 m^2	2007	Brazil	Time Charter	Oct-12
UP Rubi	840 m^2	2009	Brazil	Time Charter	Aug-13

Vessel	Deck Area	Expected Delivery
UP Jasper	1,020 m^2	2Q 2010
UP Turquoise	1,020 m^2	2Q 2010
V - 381	840 m^2	4Q 2010
V - 382	840 m^2	1H 2011
V - 386	840 m^2	1H 2011
V - 387	840 m^2	2H 2011

Fleet in Operation
Fleet under Construction
Offshore Supply Fleet Overview

Ocean
Business

(In $ 000's)	FY 2009	FY 2008	% Change	4Q 09	4Q 08	% Change
Revenues	$105,633	$133,243	-21%	$23,773	$34,955	-32%
Voyage Expenses	(20,840)	(6,606)	215%	(6,237)	(2,370)	163%
Running Costs	(32,575)	(35,455)	-8%	(8,539)	(8,711)	-2%
G&A	(8,239)	(7,042)	17%	(2,032)	(1,631)	25%
Other operating Income	2,636	1,963	34%	1,486	1,269	17%
Investment in affiliates	20	(174)	-	5	(42)	-
Non-controlling interest	-	1	-	-	-	-
Net gain on derivatives	-	5,862	-	-	-	-
Other net	122	46	165%	57	40	43%
Segment EBITDA	$46,757	$91,838	-49%	$8,513	$23,510	-64%

Ocean Business FY 2009 & 4Q 09 Highlights
➢ Decrease in revenues is mainly attributable to the lower time charter rates obtained by our four Capesize vessels in 2009. The average TC rate of the BCI in 2008 was $106,025 per day as compared to $42,656 in
2009
➢ Our FFAs coverage strategy proved to be successful à FFA’s accounted as Cash flow hedges resulted in a net increase in Ocean Business revenues of $32.3 million
➢ Increase in voyage expenses resulted mainly from the employment of our four Capesize vessels under
COA mode during most part of 2009 (under COAs, port expenses and bunker costs are for our account while if vessels operate under time charters these expenses are for charterer’s account)
➢ Our Capesize vessels Princess Susana and Princess Nadia were sold and delivered on December 10,
2009 and January 28, 2010 respectively
➢ On February 17, 2010 we entered into an MOA whereby we agreed to sell our Capesize vessel, Princess
Marisol

ULTRAPETROL

Capesize Fleet

60
40
20
0
$ / Day (000's)
Jan-10
Feb-10
Mar-10

Capesize Fleet Overview and Outlook
➢ Our remaining Capesize vessel, Princess
Katherine, will remain 100% covered with FFAs
➢ Our FFA hedging strategy allowed us to
maintain a substantial contribution from the four
Capesize vessels that operated during 2009,
despite a 60 % drop in the average TC rate of the
BCI
➢ As of March 15, 2010, mark-to-market of OTC
FFAs was $13.8 million (includes positions
related to the FFA coverage of our P.Katherine)
Q3 10
Q4 10
$32,156
$29,719
$28,647
Actual
Future Curve
Q2 10
4 Capesize Time Charter Route Average(1) (2)
Remaining capesize vessel is fully covered with
FFAs at an average of $56,500 per day
(1) Baltic Exchange Forward Assessment as of March 15, 2010.
(2) The time charter rates mentioned in this graph correspond to the typical index vessel of 175,000 dwt. Our ships trade at a discount of this typical ship.
FFA Coverage
à Pro-forma gross profit contribution (including FFA results): $19.4 million
$56,500
▪ Pro-Forma Assumptions:
➢ Revenues: 4TC Route Average forward curve discounted at 25% for FY 2010 of P.
Katherine + 1Q 10 operation of P. Marisol
➢ Running Costs and Voyage Expenses pro-forma 2009
➢ FFA Coverage: Mark-to-market @ 15/03/10 + Net January 2010 settlement + Net
February 2010 settlement

ULTRAPETROL

Capesize Vessels (100,000 dwt+)
Existing Tonnage & Orderbook
Orderbook
Existing Bulk Fleet (Capesize 100,000 dwt+)
MM dwt
350
300
250
200
150
100
50
-
177.3
42.6
48.9
27.7
6.4
0.4
126.0
Total Orderbook is abt. 71% of Existing Tonnage
Feb-10
Mar-Dec 2010
2011
2012
2013
2014+
All Orderbook March 2010+

We have agreed to sell part of our Capesize vessels
▪ Current orderbook for Capesize vessels represents 71% of current existing tonnage (or abt 670 vessels)
 ▪ 51.7% of current existing tonnage to be delivered from March 2010 to December 2011
 ▪ We believe this orderbook will put further pressure on Capesize rates
(1) Source: SSY - Simpson, Spence & Young - London - As of February 2010
24.1%
27.6%
15.6%
3.6%
0.2%
Capesize Fleet Overview

➢ We operate a fleet of 5 product tankers
➢ Our fleet is employed in South America on long term charters with Oil Majors
➢ Local demand for modern capacity is very stable
Product Tanker Fleet
Tanker Fleet Overview and Outlook / New Acquisitions
New Acquisitions
➢ On February 26, 2010, we agreed to purchase MV Asturiano, a 2003-built container vessel of 13,700 mt dwt and a nominal rated carrying capacity of 1,118 TEUS
➢ This vessel will be employed in South America

ULTRAPETROL

Vessel Name	Description	DWT	Contract
Princess Katherine	Capesize Vessels	164,100	BCI 4TC Related Time Charter
Princess Marisol (1)		166,013	
Miranda I	Handysize / Product Tankers	6,575	Time Charter
Alejandrina		9,219	Time Charter
Amadeo		39,530	Time Charter
Austral		11,299	Time Charter
Mediator I		5,706	Time Charter
MV Asturiano	Container Vessel	13,700	(2)

Ocean Fleet Overview
(1) On February 17, 2010, we entered into an MOA for the sale of this vessel.
(2) Expected delivery on Mid April, 2010.

ULTRAPETROL

(All figures in US$ Million)	2010	2011
River Business		
Re-engining & Re-powering Project	8.5	3.0
Barge Building	15.5	17.5
Barge Re-bottoming	6.8	7.8
Total River Business	30.8	28.3
Offshore Supply Business		
4 PSVs Construction in India	26.4	13.2
2 PSVs Construction in China	10.5	
Total Offshore Supply Business	36.9	13.2
Ocean Business		
Container Ship Acquisition	12.4	
Total Ocean Business	12.4	-
Ultrapetrol Total Capital Expenditures	80.1	41.5

2010-2011 Total CAPEX = $ 121.6 Million
➢ Cash & Cash Equivalents as of December 31, 2009 of $53.2 million
➢ Undrawn portion of DVB / Natixis Financing as of Dec 31, 2009: $69.5 million
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program

ULTRAPETROL

ULTRAPETROL FLEET AS OF MARCH 31, 2010

RIVER FLEET	Number	Capacity
Pushboats	30	116,039 BHP
Dry Barges	535	903,970 Dwt
Tank Barges	56	116,098 m^3
Transfer Station	1	35,000 Dwt
OFFSHORE SUPPLY FLEET	**Number**	**Deck Area**
PSVs in Operation	6	5,040 m^2
PSVs Under Construction	6	5,400 m^2
TOTAL OFFSHORE SUPPLY FLEET	**12**	**10,440 m2**
OCEAN FLEET	**Number**	**Capacity**
Capesize (1)	2	330,113 Dwt
Handysize / Product Tankers	5	72,329 Dwt
Semi-Integrated Tug / Barge Unit	1	43,164 Dwt
Oceangoing pushboat	1	N/A
Container Ship (2)	1	13,700 Dwt
TOTAL OCEAN FLEET	**10**	**459,306 Dwt**

Current Fleet List
(1) On February 17, 2010, we entered into an MOA for the sale of this vessel.
(2) Expected delivery Mid April, 2010

ULTRAPETROL

(In $ 000's)	FY Ended December '09	FY Ended December '08	4Q 09	4Q 08
Revenues	$220,529	$303,575	$49,360	$71,432
Voyage Expenses	(60,575)	(75,290)	(14,588)	(16,746)
Running Costs	(80,032)	(89,186)	(21,090)	(22,547)
Depreciation and amortization	(41,752)	(38,620)	(11,099)	(10,864)
Loss on write-down vessels	(25,000)	0	(25,000)	0
Administrative and commercial expenses	(25,065)	(24,396)	(7,149)	(6,983)
Other operating income (expenses)	2,844	6,513	1,751	2,823
Operating Income	(9,051)	82,596	(27,815)	17,115
Financial expense and other Financial expenses	(23,237)	(30,542)	(6,878)	(11,723)
Financial Income	340	1,156	53	328
Net Gains (Losses) on derivates, net	241	8,816	-	2,954
Investment in Affiliates	(28)	(442)	(65)	(192)
Other, net	(707)	(558)	(107)	(139)
Income Taxes	(5,355)	4,173	(627)	4,469
Net income attributable to noncontroling interest in subsidiaries	90	(1,228)	116	(365)
Net income (loss) from continuing operation	(37,707)	63,971	(35,323)	12,447
Basic EPS from continuing operation	($1.28)	$1.99	($1.20)	$0.41
Income (loss) from discontinued operation	(2,131)	(16,448)	(863)	(9,042)
Basic EPS from discontinued operation	($0.07)	($0.51)	($0.03)	($0.30)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	($39,838)	$47,523	($36,186)	$3,405
EPS (In USD)	($1.35)	$1.48	($1.23)	$0.11
Adjusted EBITDA	$57,129	$105,140	$7,634	$23,035
Adjustments to net Income as reported				
Income tax on Exhange Variance Provision	5,606	(4,979)	538	(3,420)
Non-Cash (Gains) Losses on FFAs (1)	0	(11,719)	0	0
Non-Cash Loss on write-down of vessels	25,000	0	25,000	0
Adjusted Net Income	($9,232)	$30,825	($10,648)	($15)
Adjusted EPS (In $)	($0.31)	$0.96	($0.36)	$0.00

24

Year-on-Year Ultrapetrol’s Income Statement
(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

(In $ 000's)	FY Ended December '09	FY Ended December '08	% Change	4Q 09	4Q 08
Revenues					
Attributable to River Business	$79,477	$126,425	-37%	$15,952	$25,750
Attributable to Offshore Supply Business	35,419	43,907	-19%	9,635	10,727
Attributable to Ocean Business	105,633	133,243	-21%	23,773	34,955
Total revenues	220,529	303,575	-27%	49,360	71,432
Voyage expenses					
Attributable to River Business	(36,566)	(66,782)	-45%	(7,842)	(13,921)
Attributable to Offshore Supply Business	(3,169)	(1,902)	67%	(509)	(455)
Attributable to Ocean Business	(20,840)	(6,606)	215%	(6,237)	(2,370)
Total voyage expenses	(60,575)	(75,290)	-20%	(14,588)	(16,746)
Running costs					
Attributable to River Business	(29,285)	(37,012)	-21%	(6,499)	(9,893)
Attributable to Offshore Supply Business	(18,172)	(16,719)	9%	(6,052)	(3,943)
Attributable to Ocean Business	(32,575)	(35,455)	-8%	(8,539)	(8,711)
Total running costs	(80,032)	(89,186)	-10%	(21,090)	(22,547)
Amortization of Dry Dock & Intangible Assets	(4,143)	(4,367)	-5%	(1,038)	(1,023)
Depreciation of Vessels and Equipment	(37,609)	(34,253)	10%	(10,061)	(9,841)
Loss on write-down vessels	(25,000)	0	-	(25,000)	0
Administrative and commercial expenses	(25,065)	(24,396)	3%	(7,149)	(6,983)
Other operating income (expenses)	2,844	6,513	-56%	1,751	2,823
Operating Profit	($9,051)	$82,596	-111%	($27,815)	$17,115
Attributable to River Business	(9,651)	2,736	-453%	(4,279)	(2,337)
Attributable to Offshore Supply Business	930	14,896	-94%	(1,238)	2,495
Attributable to Ocean Business	(330)	64,964	-101%	(22,298)	16,957
Segment EBITDA					
Attributable to River Business	3,333	14,441	-77%	(863)	393
Attributable to Offshore Supply Business	7,207	21,525	-67%	578	6,334
Attributable to Ocean Business	46,757	91,838	-49%	8,513	23,510
Discontinued Operations	(1,519)	(6,687)	-77%	(259)	(2,116)
Non-cash (gains) losses on derivatives, net	0	(11,719)	-100%	0	0
Financial Income	340	1,156	-71%	53	328
Other financial expense	1,011	(5,414)	-119%	(388)	(5,414)
Adjusted EBITDA	$57,129	$105,140	-46%	$7,634	$23,035

25

Year-on-Year Ultrapetrol’s Income Statement

ULTRAPETROL

(In $ 000's)	At December 31, 2009	At December 31, 2008	% Change
ASSETS			
Cash & Cash Equivalents	$53,201	$105,859	-50%
Accounts Receivables	16,402	17,782	-8%
Other Current Assets	44,727	84,271	-47%
Vessels and Equipment, Net	571,478	552,683	3%
Noncurrent Other Receivables	16,256	36,551	-56%
Noncurrent Restricted Cash	1,181	1,170	1%
Other Noncurrent Assets	29,689	26,743	11%
TOTAL ASSETS	$732,934	$825,059	-11%
LIABILITIES			
Accounts Payable	13,707	21,762	-37%
Accrued Interest	2,008	2,567	-22%
Current Portion of Long-term Financial Debt	21,286	43,421	-51%
Other Current Liabilities	8,977	4,416	103%
Long-term Financial Debt	384,245	369,519	4%
Deferred Income Tax Liability	13,033	6,515	100%
Noncurrent Other Payables	1,095	0	
UPB Shareholder's Equity	283,703	371,889	-24%
Noncontrolling interest in subsidiries	4,880	4,970	-2%
TOTAL LIABILITIES	$732,934	$825,059	-11%
Ratios as of :			
- Net Debts to Capital	52%	43%	
- Net Debts to Adjusted EBITDA	6.20 x	2.95 x	
- Debts to Adjusted EBITDA	7.13 x	3.95 x

Ultrapetrol’s Balance Sheet

ULTRAPETROL

Principal Repayments ($ millions)
60
50
40
30
20
10
-
21
19
28
32
26
26
41
24
13
38
5
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Principal Repayments

➢ Balanced yearly principal repayments in the medium term
➢ No refinancing in the short and medium term
➢ Our $ 180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
➢ All of our long term loans are conservatively structured with loan to value ratios that match current values
➢ We may finance UP Jasper and UP Turquoise when delivered
Debt Repayment Schedule
Yearly Capital Repayments Excluding Repayment of $
180.0 million note in 2014

Thank You
Q & A

ULTRAPETROL

($000)	Year Ended December 31, 2009	2008
Net (loss) income from continuing operation	($37,707)	$63,971
Loss from discontinued operation, net of income tax	(2,131)	(16,448)
Net (loss) Income	($39,838)	$47,523
Plus		
Adjustments from continuing operations		
Financial expense	24,248	25,128
Income taxes	5,355	(4,173)
Depreciation and amortization	41,752	38,620
Non-cash gains on derivatives, net	0	(11,719)
Non-Cash Loss on write-down of vessels	25,000	0
Adjustments from discontinued operations		
Financial expense	10	212
Income taxes	0	0
Depreciation and amortization	602	9,549
From continuing operations	58,648	111,827
From discontinued operations	(1,519)	(6,687)
Adjusted EBITDA	**$57,129**	**$105,140**

Appendix
(1) Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted
EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

ULTRAPETROL

($000)	Fourth Quarter Ended December 31, 2009			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	($4,279)	($1,238)	($22,298)	($27,815)
Depreciation and amortization	3,692	1,658	5,749	11,099
Non-Cash Loss on write-down of vessels	0	0	25,000	25,000
Investment in affiliates / Net income attributable	(70)	116	5	51
Gains on derivatives, net	0	0	0	0
Other net	(206)	42	57	(107)
Segment Adjusted EBITDA	**($863)**	**$578**	**$8,513**	**$8,228**
Items not included in segment EBITDA				
Financial income				53
Other financial expenses				(388)
EBITDA continuing operations				$7,893
EBITDA discontinued operations				($259)
Adjusted Consolidated EBITDA				**$7,634**

Appendix (cont’d)

ULTRAPETROL

($000)	Fourth Quarter Ended December 31, 2008			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	($2,337)	$2,495	$16,957	$17,115
Depreciation and amortization	3,058	1,251	6,555	10,864
Investment in affiliates / Net loss attributable to noncontroling interest in subsidiaries	(150)	(365)	(42)	(557)
Gains on derivatives, net	0	2,954	0	2,954
Other net	(178)	(1)	40	(139)
Segment Adjusted EBITDA	**$393**	**$6,334**	**$23,510**	**$30,237**
Items not included in segment EBITDA				
Non-cash (gains) losses on derivatives, net				0
Financial income				328
Other financial expenses				(5,414)
EBITDA continuing operations				$25,151
EBITDA discontinued operations				($2,116)
Adjusted Consolidated EBITDA				**$23,035**

Appendix (cont’d)

ULTRAPETROL

($000)	Year Ended December 31, 2009			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	($9,651)	$930	($330)	($9,051)
Depreciation and amortization	13,904	5,903	21,945	41,752
Non-Cash Loss on write-down of vessels	0	0	25,000	25,000
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	(48)	90	20	62
Net Gains on derivatives, net	0	241	0	241
Other net	(872)	43	122	(707)
Segment Adjusted EBITDA	**$3,333**	**$7,207**	**$46,757**	**$57,297**
Items not included in segment EBITDA				
Financial income				340
Other financial income				1,011
EBITDA continuing operations				$58,648
EBITDA discontinued operations				($1,519)
Adjusted Consolidated EBITDA				**$57,129**

Appendix (cont’d)

ULTRAPETROL

($000)	River	Year Ended December 31, 2008 Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	$2,736	$14,896	$64,964	$82,596
Depreciation and amortization	12,602	4,879	21,139	38,620
Investment in affiliates / Net loss attributable to noncontroling interest in subsidiaries	(268)	(1,228)	(174)	(1,670)
Gains on derivatives, net	0	2,954	5,862	8,816
Other net	(629)	25	46	(558)
Segment Adjusted EBITDA	**$14,441**	**$21,526**	**$91,837**	**$127,804**
Items not included in segment EBITDA				
Non-cash (gains) losses on derivatives, net				(11,719)
Financial income				1,156
Other financial expenses				(5,414)
EBITDA continuing operations				$111,827
EBITDA discontinued operations				($6,687)
Adjusted Consolidated EBITDA				**$105,140**

Appendix (cont’d)